Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of Golden Star Resources Ltd. of our report dated February 24, 2021, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos.333-105820, 333-105821, 333-118958, 333-169047, 333-175542, 333-211926 and 333-218064) and Form F-10 (No. 333-234005) of Golden Star Resources Ltd. of our report dated February 24, 2021 referred to above. We also consent to reference to us under the heading “Interest of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
Canada

March 25, 2021